SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 27, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

Media release	UBS AG UBS Media Relations Americas Karina Byrne Tel.+1 212 882 5692 karina.byrne@ubs.com Doug Morris Tel +1 212 882 5694 douglas-o.morris@ubs.com www.ubs.com 27 October 2009
UBS Appoints Robert J. McCann as Chief Executive Officer, Wealth Management Americas & Member of UBS Group Executive Board
Zurich/Basel – 27 October 2009 — UBS AG announced today the appointment of Robert J. McCann as Chief Executive Officer of UBS Wealth Management Americas and Member of the Group Executive Board of UBS AG.
Mr. McCann, 51, will immediately assume responsibility for the firm’s domestic wealth management businesses in the United States and Canada, including all international business booked in the US. He will lead nearly 8,000 Financial Advisors in more than 320 branches across the US, Puerto Rico and Canada, managing CHF 695 billion in invested assets.
UBS Group CEO Oswald Gruebel said: “I want to welcome Bob McCann to UBS. He comes to us having led one of the largest wealth management advisory teams in the world. Bob has an outstanding reputation as an inspiring and thoughtful leader and will apply his long and deep client relationship and business experience to gain market share, increase profitability and grow our Wealth Management Americas business. I am confident that his proven ability to meet client needs, manage businesses and develop financial advisors will drive UBS Wealth Management Americas to a higher level of performance and return for all stakeholders.
“In the Americas alone, the wealth management market opportunity represents high net worth assets in excess of USD 20 trillion. Under Bob’s leadership, I believe that the business will now consolidate its position as the firm of choice for those clients seeking a fully integrated offering of diverse products and tailored advisory services.”
Mr. McCann said: “Coming to UBS is a once-in-a-lifetime opportunity to join a leading global wealth manager. It is a firm that I always considered to be a tough competitor and I will add my energy and ideas to the turnaround underway. The domestic Americas business represents an enormous wealth management opportunity for UBS. I see tremendous long-term potential growth for clients, employees and shareholders.”
Over a 26-year career at Merrill Lynch, Mr. McCann held a variety of executive leadership positions throughout the firm. Prior to his departure in January 2009, Mr. McCann was President of Global Wealth Management. Previous roles he held during his tenure at the firm included Vice Chairman of the firm’s Wealth Management Group, which included Global Private Client and Merrill Lynch

Media Relations 27 Oct. 2009 Page 2 of 3
Investment Managers. He was also Head of Global Securities Research, Chief Operating Officer of Global Markets and Investment Banking, Head of Global Institutional Sales and Head of Global Equity Trading and Markets.
Mr. McCann received a B.A. in Economics from Bethany College and an M.B.A. from Texas Christian University.
UBS
Headquartered in Zurich and Basel, Switzerland, UBS is a global firm providing services to private, corporate and institutional clients. Its strategy is to focus on international wealth management and the Swiss banking business alongside its global expertise in investment banking and asset management. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 38% of its employees working in the Americas, 34% in Switzerland, 15% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 70,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
Biography of Robert J. McCann:
Robert J. McCann, 51, is the Chief Executive Officer of UBS Wealth Management Americas (WMA) and a Member of the Group Executive Board of UBS AG.
Prior to joining UBS, he had a 26-year career at Merrill Lynch during which he held a variety of executive leadership positions throughout the firm. Prior to his departure in January 2009, McCann was vice chairman of Merrill Lynch & Co., Inc. and president of Global Wealth Management, which provides investment banking and retirement services for individual and businesses globally. Under his leadership it was one of the largest businesses of its kind in the world with more than 16,600 financial advisors and USD1.6 trillion in client assets.  Previous roles held during his tenure at the firm included vice chairman of the firm’s Wealth Management Group which included Global Private Client and Merrill Lynch Investment Managers, head of Global Securities Research and Economics, chief operating officer of Global Markets and Investment Banking, head of the Global Institutional Sales and head of Global Equity Trading and Markets.
Mr. McCann has worked extensively with various Securities Associations and Exchanges. He has been a governor of FINRA and a board member of the Securities Industry Association.
Mr. McCann has been a leader in several charitable organizations with a focus on those fostering education. He currently serves on the Executive Committee of the board of directors of the American Ireland Fund, a leader in integrated education. He is a vice chairman of the board of trustees of Bethany College and is chair of the College’s Investment Committee. He is the founder of the McCann Learning Center at Bethany College and the McCann Investment Fund.

Media Relations 27 Oct. 2009 Page 3 of 3
Mr. McCann is also a member of the advisory board of No Greater Sacrifice, an organization that serves to help educate and mentor the children of our nation’s men and women who have fallen in the line of duty. He is also chair of the Executive Advisory Board of Sponsors for Educational Opportunity, an organization that provides superior educational and career programs to young people from underserved communities.
Mr. McCann received his B.A. in Economics from Bethany College and his M.B.A. from Texas Christian University. Mr. McCann also completed the Advanced Management Program at Harvard Business School. Mr. McCann and his wife Cindy have two daughters, Meredith and Madeline and live in New Jersey.
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Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements, including but not limited to statements concerning UBS’s financial performance and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (5) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (6) changes in the size, capabilities and effectiveness of UBS’s competitors; (7) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (8) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F/A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: October 27, 2009